Exhibit 12

Toys “R” Us Property Company II, LLC

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	For the Year Ended				06/01/2005 to 01/28/2006(b)	13 Weeks Ended 05/01/2010
	01/30/2010	01/31/2009	02/02/2008	02/03/2007
Consolidated income from continuing operations	$32,526	$25,888	10,408	$(3,066)	$3,858	$5,766
Interest capitalized during period	—	—	—	—	—	—
Total fixed charges	30,097	34,796	56,179	69,375	32,521	16,771

Adjusted income from continuing operations	$62,623	$60,684	$66,587	$66,309	$36,379	$22,537

Fixed Charges:
Interest expense, net	$29,700	$34,312	$55,321	$68,446	$31,992	$16,554
Interest capitalized during period	—	—	—	—	—	—
Interest portion of rental expense	397	484	858	929	529	217

Total Fixed Charges	$30,097	$34,796	$56,179	$69,375	$32,521	$16,771

Ratio of Earnings to Fixed Charges	2.08	1.74	1.19	—	1.12	1.34

Deficiency in the coverage of Ratio of Earnings to Fixed Charges	$—	$—	$—	$(3,066)	$—	$—

(a)    For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations, (ii) interest expense, net, including the portion of rents representative of an interest factor and (iii) amortization of debt issue costs. Fixed charges consist of interest expense, net, amortization of debt issue costs, and the portions of rents representative of an interest factor.

(b)    Reflects operating results for partial fiscal year. The Company was formed in July 2005 as part of a reorganization of the business of TRU.

	For the Year Ended				06/01/2005 to 01/28/2006(b)	13 Weeks Ended 05/01/2010
	01/30/2010	01/31/2009	02/02/2008	02/03/2007
Rent expense, net sublease income	3,016	3,022	2,470	2,996	1,713	761
Capitalization factor	4.3	4.1	5.3	4.7	5.4	3.3
Weighted averages cost of long-term debt	3.09%	3.87%	6.61%	6.62%	5.70%	8.77%
Interest in rent expense	397	484	858	929	529	217
% of interest to rent expense	13%	16%	35%	31%	31%	29%